SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER: 001-34209
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Monster Worldwide, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017

Monster Worldwide, Inc.
401 (k) Savings Plan

Page
No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of net assets available for benefits as of December 31, 2008 and 2007	4

Statements of changes in net assets available for benefits for years ended December 31, 2008 and 2007	5

Notes to financial statements	6

Supplemental Schedule:

Schedule of assets held for investment purposes at end of year	12

Signature	13

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To the Trustee of the
Monster Worldwide, Inc.
401(k) Savings Plan
New York, New York
We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year for the year ended December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Siedman, LLP New York, NY
June 22, 2009

MONSTER WORLDWIDE, INC.
401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008		2007
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$2,774,004		$1,854,654
American Funds Grth Fund of Amer	5,948,035	*	7,675,644	*
Baron Small Cap	1,574,631		1,859,716
Columbia Value & Restructuring	6,662,834	*	12,991,261	*
Goldman Sachs High Yield Institutional Shares	1,033,411		509,354
JP Morgan Diversified Mid Cap Growth	1,958,788		2,986,754
Laudus International MarketMasters Fund	7,881,679	*	14,395,825	*
Oakmark Equity Income Fund	11,289,627	*	10,524,733	*
Oppenheimer Developing Markets A	3,515,890		5,186,622
Perkins Mid Cap Value Inv	6,904,846	*	—
PIMCO Total Return Fund	5,894,902	*	5,096,313
Royce Total Return Investment Fund	1,637,121		2,242,005
Schwab S&P 500 Investor SHS	8,230,051	*	12,079,869	*
Third Avenue Value Fund	—		12,893,860	*
Third Avenue Real Estate Value	902,965		1,797,547

Common/collective trusts:
Schwab Stable Value Fund	10,825,694	*	9,459,029	*

Monster Worldwide, Inc. Equity Unit Fund	5,542,808	*	14,827,830	*

Participant Loans	1,581,128		1,091,230

Personal Choice Retirement Accounts	341,576		515,939

Total investments	84,499,990		117,988,185

Receivables:
Participants’ contributions	—		309,852
Employers’ contributions	393,178		1,158,463
Interest on loans and dividends	37,333		39,887

Total receivables	430,511		1,508,202

Total assets	84,930,501		119,496,387

Liabilities:
Accrued expenses	39,000		44,000

Net assets available for benefits at fair value	84,891,501		119,452,387

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	525,563		—

Net assets available for benefits	$85,417,064		$119,452,387

*	Represents 5% or more of the net assets available for benefits.
See accompanying notes.

MONSTER WORLDWIDE, INC.
401 (k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
Additions:

Interest, capital gains and dividends	$3,359,309	$5,572,691
Contributions:
Participants	15,456,942	15,351,436
Employer	5,352,194	4,372,344

	20,809,136	19,723,780
Rollovers in participant balances	1,068,020	2,215,178
Assets transferred into Plan	505,701	—
Net depreciation in fair value of investments	(46,630,571)	(3,054,845)

Total additions	(20,888,405)	24,456,804

Deductions:

Benefits paid to participants	13,028,976	13,532,051
Administrative expenses	117,942	150,348

Total deductions	13,146,918	13,682,399

Net (decrease)/increase	(34,035,323)	10,774,405
Net assets available for benefits, beginning of year	119,452,387	108,677,982

Net assets available for benefits, end of year	$85,417,064	$119,452,387

See accompanying notes.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.
The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).
General
The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The employer match was suspended effective April 3, 2009. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees or nonresident aliens with no U.S. source income. The Plan has an automatic enrollment feature and a new eligible employee will be deemed to have agreed to make pre-tax contributions of 6% of annual eligible compensation unless the employee affirmatively elects otherwise. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of ERISA and provisions of the Internal Revenue Code of 1986, as amended (“IRC”) as it pertains to plans intended to qualify under IRC Section 401(a).
Plan Amendments During the Years Ended December 31, 2007 and December 31, 2008
The Plan was amended effective January 1, 2007, to permit participants to make Roth elective deferrals to the Plan. Roth elective deferrals are contributions that are made to the Plan by participants on an after-tax basis. Earnings on Roth deferrals will generally not be subject to federal income tax upon distribution provided certain requirements are satisfied. Roth deferrals are subject to the same annual dollar limitation in effect under IRC Section 402(g) applicable to pre-tax deferrals to the Plan. This limit was $15,500 for both 2007 and 2008 for age 49 and below and $20,500 for both 2007 and 2008 for age 50 and above.
Effective July 2008, the Plan was amended to provide for discretionary matching contributions on a payroll period basis rather than on a calendar quarter basis. In addition, this amendment added an annual true-up with respect to such matching contributions and removed any requirement for the participant to be employed by or associated with the employer on the last day of the calendar quarter for purposes of receiving matching contributions. On September 1, 2008, the Plan was amended to allow a non-spousal distributee to be a designated beneficiary of the employee or former employee.
Contributions
The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $5,000 for 2008 and 2007. Effective January 1, 2007, the Plan was amended to permit participants to make contributions in specified flat dollar amounts, in addition to the continued ability to make contributions in specified percentages of their annual eligible compensation.
The Plan has an automatic enrollment feature. Under this feature, unless the employee affirmatively elects otherwise, any new hire will be deemed to have entered into a salary reduction agreement and elected to make elective contributions to the Plan beginning effective as of the first payroll period coinciding with or following the 45-day period following his or her employment commencement date. Automatic elective contributions are initially set at 6% of an employee’s annual eligible compensation. Eligible employees may change or stop the amount of their elective contribution at any time subsequent to their automatic enrollment. The automatic enrollment feature only applies to pre-tax contributions. Roth elective deferrals are voluntary.

Participating employers may make matching contributions equal to 50% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation. Through June 30, 2008, a participant who made pre-tax elective contributions or Roth elective deferrals to the Plan was only eligible to receive an allocation of matching contributions if the participant was employed by a participating employer on the last day of each calendar quarter or if the participant retired, died or incurred a disability during the calendar quarter commencing July 1, 2008, these restrictions no longer apply and any matching contributions are made each payroll period. The Plan also permits participating employers to make additional employer matching contributions to the Plan on behalf of non-highly compensated participants if needed, to satisfy applicable non-discrimination requirements. Effective January 1, 2008, additional matching contributions may be made to all participants’ accounts as long as such matching contributions do not exceed 100% of salary reduction contributions and Roth elective deferrals for a participant for the plan year up to 6% of the participant’s annual eligible compensation (less any matching contributions previously made for the year). Catch-up contributions are not matched.
All employer matching contributions were suspended beginning with the first payroll period ending after April 3, 2009.
Participants’ Accounts
Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).
Vesting
The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Vesting begins with the completion of a period of service of one year, at the rate of 25% and increases 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as provided in the Plan. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Plan.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years of the termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited non-vested accounts totaled $229,041 and $130,482 at December 31, 2008 and 2007, respectively. Plan expenses in the amount of $48,452 and $53,815 were paid with forfeitures during the years ended December 31, 2008 and 2007, respectively.
Payment of Benefits
Benefits are generally payable following a participant’s termination of employment, death or disability. If a portion of a participant’s account is attributable to a merged plan, that portion of the account may have additional distribution or in-service withdrawal rights; these rights are grandfathered under the Plan in accordance with the applicable provisions of the IRC and ERISA. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the IRS concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.
Participant Loans
In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan, interest rates range from 4% to 8.25%. Principal and interest payments will be due no less frequently than quarterly and, for employees, will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts.

Administrative Expenses
The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Monster Worldwide, Inc. Equity Unit Fund.
Risks and Uncertainties
The Plan invests in various investment securities including stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
2. Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.
On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement of Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”) and subsequently adopted certain related FASB staff positions. SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.
The following provides a description of the three levels of input that may be used to measure fair value under SFAS 157, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
Level 1 — Quoted prices available in active markets for identical assets or liabilities;
Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable; and
Level 3 — Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy:

				Total Fair Value
	Fair Value Measured and Recorded at			Value as of
	December 31, 2008 Using:			December 31,
	Level 1	Level 2	Level 3	2008
Investments:
Mutual Funds	$66,208,784	$—	$—	$66,208,784
Monster Worldwide, Inc. Equity Unit Fund	5,542,808	—	—	5,542,808
Personal Choice Retirement Accounts	341,576	—	—	341,576
Common/Collective Trust	—	10,825,694	—	10,825,694
Participant Loans	—	—	1,581,128	1,581,128

Total Investments (Excluding Cash and Cash Equivalents)	$72,093,168	$10,825,694	$1,581,128	$84,499,990

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

	Fair Value Measurement Using Significant
	Unobservable Inputs (Level 3)
		Purchases,
	Beginning	Issuances,	Ending
	Balance	Settlements, Net	Balance
Participant Loans	$1,091,230	$489,898	$1,581,128

As described in Financial Accounting Standards Board Staff Position (“FSP”), AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1”), investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a common/collective fund (Schwab Stable Value Fund). As required by the FSP, the statements of net assets available for benefits present fair value of the Schwab Stable Value Fund and adjustment from fair value to contract value.
The table below reflects (i) the average yield earned by the Plan for all fully benefit-responsive investments contracts (which may differ from the interest rate credited to participants in the Plan) and (ii) the average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest credited to participants in the Plan for the years ended December 31, 2008 and 2007.

Average Yields	2008	2007
Based on actual earnings	5.25%	4.45%
Based on interest rate credited to participants	3.72%	4.27%
Benefits
Benefits are recorded when paid.

Party-in-Interest Transactions
The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of Charles Schwab Trust Company. Charles Schwab Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of Monster Worldwide common stock through the Monster Worldwide, Inc. Equity Unit Fund and issues loans to participants which are secured by the balances in the participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
3. Plan Mergers
The Affinity Labs Inc. and Trovix Inc. 401(k) Plans (the “Merged Plans”) were merged with the Plan on June 1, 2008 and December 1, 2008, respectively. All assets of the Merged Plans were transferred to the Plan, causing dissolution of the Merged Plans. Each participant in the Merged Plans became eligible to participate in the Plan upon, or before, the effective date of the applicable merger.
4. Investments
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2008 and 2007, as follows:

	December 31,
	2008	2007
Mutual funds	$(39,048,533)	$2,710,668
Common/collective trusts	947,954	419,563
Monster Worldwide, Inc. Equity Unit Fund	(8,529,992)	(6,185,076)

Total	$(46,630,571)	$(3,054,845)

5. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).
Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. Trustee and Custodian
The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.
The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.
7. Termination
Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

8. Amounts Due to Participants and Amounts Due From Employer
In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2008 and December 31, 2007, no action was required.
9. Non-Exempt Transactions
During the Plan year ended December 31, 2007 employee withholdings in the amount of $111 were not remitted within the appropriate time period by Monster Worldwide. These transactions constitute prohibited transactions as defined by ERISA. Monster Worldwide has taken steps to correct the situation. There were no non-exempt transactions during the Plan year ended December 31, 2008.
10. Supplemental Information
During the period from January 1, 2007 to December 31, 2008, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.
11. Legal Proceedings
In October 2006, a putative class action litigation was filed in the United States District Court for the Southern District of New York by a former employee against Monster Worldwide and a number of its current and former officers and directors. The complaint, as amended in February 2007, was purportedly brought on behalf of all participants in the Plan. On December 14, 2007, the Court granted the defendants motions to dismiss. On February 15, 2008, plaintiffs filed a second amended complaint (“SAC”) alleging that the defendants breached their fiduciary obligations to Plan participants under Sections 404, 405, 409 and 502 of ERISA by allowing Plan participants to purchase and to hold and maintain Monster Worldwide stock in their Plan accounts without disclosing to those Plan participants the historical stock option practices of Monster Worldwide. The SAC seeks, among other relief, equitable restitution, attorney's fees and an order enjoining defendants from violations of ERISA. On July 8, 2008, the Court denied defendants’ motions to dismiss the SAC. Discovery has commenced. The Plan itself is not named as a defendant in this lawsuit. The timing for the potential resolution of the matter and the amount of damages, if any, is unknown, but is not expected to have a material impact on the assets of the Plan.
12. Reconciliation to Form 5500
As required by accounting principles generally accepted in the United States of America, the Statement of Net Assets Available for Benefits presents the common/collective trust at fair value and an adjustment to reflect the common collective trust at contract value. However, the common /collective trust is recorded at fair value on the Form 5500.
The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the form 5500:

	2008	2007
Net assets available for benefits, per the financial statements	$85,417,064	$119,452,387
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(525,563)	—

Net assets available for benefits, per Form 5500	$84,891,501	$119,452,387

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets, per financial statements	$(34,035,323)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(525,563)

Net decrease in net assets, per Form 5500	$(34,560,886)

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-3906555 Plan No. 002

	December 31, 2008
		Description of investment including maturity date, rate of
	Identity of issuer, borrower, lessor or similar party	interest, collateral, par or maturity value	Cost **	Current value
	Mutual funds:

	American Century Inflation — Adjusted Bond Fund	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	$—	$2,774,004

	Baron Small Cap	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	1,574,631

	Columbia Value & Restructuring	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	6,662,834

	Goldman Sachs High Yield Institutional Shares	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	1,033,411

	American Funds Grth Fund of Amer	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	5,948,035

	JP Morgan Diversified Mid Cap Growth	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	1,958,788

	Laudus International MarketMasters Fund	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	7,881,679

	Oakmark Equity Income Fund	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	11,289,627

	Oppenheimer Developing Markets A	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	3,515,890

	Perkins Mid Cap Value Inv	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	6,904,846

	PIMCO Total Return Fund	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	5,894,902

	Royce Total Return Investment Fund	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	1,637,121

*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	8,230,051

	Third Avenue Real Estate Value	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value	—	902,965

	Common/collective trusts:

*	Schwab Stable Value Fund	Registered investment company. There is no maturity date,
		rate of interest, collateral, par or maturity value.	—	10,825,694

*	Monster Worldwide, Inc. Equity Unit Fund	Unitized stock fund. There is no maturity date,
		rate of interest, collateral, par or maturity value.	11,622,842	5,542,808

*	Participant Loans	Generally 5 years, at the prevailing interest rate as
		determined by the Plan’s Administrator, collateralized by
		participant’s account balance. Interest rate ranges from
		4.0% to 8.25%.	—	1,581,128

	Personal Choice Retirement Accounts	Participant directed investment account. There is no
		maturity date, rate of interest, collateral, par or
		maturity value.	—	341,576

	Total			$84,499,990

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide, Inc. 401(k) Savings Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN
By:	/s/ VICTORIA FORTMAN
Victoria Fortman
Chair, Monster Worldwide, Inc. 401(k) Savings Plan Committee

EXHIBIT INDEX

Exhibit Index
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm